                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                          SIGMATRON INTERNATIONAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    82661L101
                                 (CUSIP Number)

                                   Arthur Don
             D'Ancona & Pflaum LLC, 111 E. Wacker Drive, Suite 2800
                                Chicago, IL 60601
                                  (312)602-2000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 26, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------                      ---------------------------------------------

              CUSIP NO. 82661L101                                      PAGE    2         OF             12 PAGES
                        ---------                                          -------------      ------------
-------------------------------------------------                      ---------------------------------------------

--------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CYRUS TANG REVOCABLE TRUST DATED MARCH 17, 1997
--------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                               (a) /X/
                                                                                               (b) / /

--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

           OO
--------------------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).    [ ]

--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           NEVADA
--------------------------------------------------------------------------------------------------------------------
                     7            SOLE VOTING POWER

                                  488,413
  NUMBER OF          -----------------------------------------------------------------------------------------------
  SHARES             8            SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY                        0
  EACH               -----------------------------------------------------------------------------------------------
  REPORTING          9            SOLE DISPOSITIVE POWER
  PERSON WITH:
                                  488,413
                     -----------------------------------------------------------------------------------------------
                     10           SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------------------------------------------
11                                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  488,413
--------------------------------------------------------------------------------------------------------------------
12                                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                  [X]*
--------------------------------------------------------------------------------------------------------------------
13                                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                  16.95%
--------------------------------------------------------------------------------------------------------------------
14                                TYPE OF REPORTING PERSON

                                  OO
--------------------------------------------------------------------------------------------------------------------

* Excludes certain shares held by other entities over which Cyrus Tang, as Trustee and beneficiary of the Trust, has current voting and dispositive power.

-------------------------------------------------                      ---------------------------------------------

              CUSIP NO. 82661L101                                      PAGE    3         OF          12 PAGES
                        ---------                                          -------------      ---------
-------------------------------------------------                      ---------------------------------------------

--------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TANG FOUNDATION FOR THE RESEARCH OF TRADITIONAL CHINESE MEDICINE*
--------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                               (a) /X/
                                                                                               (b) / /

--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

           N/A
--------------------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).    [ ]

--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
--------------------------------------------------------------------------------------------------------------------
                     7            SOLE VOTING POWER

                                  242,000
  NUMBER OF          -----------------------------------------------------------------------------------------------
  SHARES             8            SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY                        0
  EACH               -----------------------------------------------------------------------------------------------
  REPORTING          9            SOLE DISPOSITIVE POWER
  PERSON WITH:
                                  242,000
                     -----------------------------------------------------------------------------------------------
                     10           SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------------------------------------------
11                                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  242,000
--------------------------------------------------------------------------------------------------------------------
12                                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                  [X]**
--------------------------------------------------------------------------------------------------------------------
13                                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                  8.4%
--------------------------------------------------------------------------------------------------------------------
14                                TYPE OF REPORTING PERSON

                                  OO
--------------------------------------------------------------------------------------------------------------------

* This Schedule 13D is intended to replace and amend Amendment 4 to the Schedule 13G filed on February 17, 1999 by the Reporting Person. The Reporting Person shall hereby cease to file reports on Schedule 13G and shall continue to report on Schedule 13D for so long as it shall be so required under Regulation 13D.

** Excludes certain shares held by other entities over which Cyrus Tang, who has effective control of the Tang Foundation for the Research of Traditional Chinese Medicine, has current voting and dispositive power.

-------------------------------------------------                      ---------------------------------------------

              CUSIP NO. 82661L101                                      PAGE    4         OF           12 PAGES
                        ---------                                          -------------      ----------
-------------------------------------------------                      ---------------------------------------------

--------------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CYRUS TANG FOUNDATION F/K/A TANG FAMILY FOUNDATION*
--------------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                               (a) /X/
                                                                                               (b) / /

--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

           N/A
--------------------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).    [ ]

--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
--------------------------------------------------------------------------------------------------------------------
                     7            SOLE VOTING POWER

                                  179,413
  NUMBER OF          -----------------------------------------------------------------------------------------------
  SHARES             8            SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY                        0
  EACH               -----------------------------------------------------------------------------------------------
  REPORTING          9            SOLE DISPOSITIVE POWER
  PERSON WITH:
                                  179,413
                     -----------------------------------------------------------------------------------------------
                     10           SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------------------------------------------
11                                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  179,413
--------------------------------------------------------------------------------------------------------------------
12                                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                  [X]**
--------------------------------------------------------------------------------------------------------------------
13                                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                  6.2%
--------------------------------------------------------------------------------------------------------------------
14                                TYPE OF REPORTING PERSON

                                  OO
--------------------------------------------------------------------------------------------------------------------

* This Schedule 13D is intended to replace and amend Amendment 4 to the Schedule 13G filed on February 17, 1999 by the Reporting Person. The Reporting Person shall hereby cease to file reports on Schedule 13G and shall continue to report on Schedule 13D for so long as they shall be so required under Regulation 13D.

** Excludes certain shares held by other entities over which Cyrus Tang, who has effective control of the Cyrus Tang Foundation, has current voting and dispositive power.

-------------------------------------------------                      ---------------------------------------------

              CUSIP NO. 82661L101                                      PAGE    5         OF            12 PAGES
                        ---------                                          -------------      -----------
-------------------------------------------------                      ---------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CYRUS TANG*
--------------------------------------------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                               (a) /X/
                                                                                               (b) / /
--------------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

           N/A
--------------------------------------------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).    [ ]


--------------------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
--------------------------------------------------------------------------------------------------------------------
                     7            SOLE VOTING POWER

                                  488,413
  NUMBER OF          -----------------------------------------------------------------------------------------------
  SHARES             8            SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY                        0
  EACH               -----------------------------------------------------------------------------------------------
  REPORTING          9            SOLE DISPOSITIVE POWER
  PERSON WITH:
                                  488,413
                     -----------------------------------------------------------------------------------------------
                     10           SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------------------------------------------
11                                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  488,413
--------------------------------------------------------------------------------------------------------------------
12                                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                  [X]**
--------------------------------------------------------------------------------------------------------------------
13                                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                  16.95%
--------------------------------------------------------------------------------------------------------------------
14                                TYPE OF REPORTING PERSON*

                                  IN
--------------------------------------------------------------------------------------------------------------------

* This Schedule 13D is intended to replace and amend Amendment 4 to the Schedule 13G filed on February 17, 1999 by the Reporting Person. The Reporting Person shall hereby cease to file reports on Schedule 13G and shall continue to report on Schedule 13D for so long as it shall be so required under Regulation 13D.

** Does not includes 242,000 shares held by the Tang Foundation for the Research of Traditional Chinese Medicine and 179,413 shares held by the Cyrus Tang Foundation (formerly known as the Tang Family Foundation). Cyrus Tang disclaims beneficial ownership of the shares held by the Tang Foundation for the Research of Traditional Chinese Medicine and the Cyrus Tang Foundation. However, for as long as he shall live, Cyrus Tang effectively has the power to vote and dispose of the shares held by the above referenced foundations. See Item 6.

ITEM 1. SECURITY AND ISSUER.
---------------------------

         This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock") of SigmaTron International, Inc., a Delaware corporation (the "Issuer" or "SigmaTron"). The principal executive offices of the Issuer are located at 2201 Landmeier Road, Elk Grove Village, IL 60007.

ITEM 2. IDENTITY AND BACKGROUND.

       (a) - (c) This Statement is being filed by a group consisting of the following:

                 (i)   Cyrus Tang Revocable Trust Dated March 7, 1997;
                 (ii) Tang Foundation for the Research of Traditional Chinese Medicine;
                 (iii) Cyrus Tang Foundation (f/k/a Tang Family Foundation); and
                 (iv)  Cyrus Tang, an individual

The above are collectively referred to as the "Reporting Persons".

Cyrus Tang is the sole trustee and beneficiary of the Cyrus Tang Revocable Trust Dated March 7, 1997 (the "Trust"). Mr. Tang's present principal occupation is President of Tang Industries, Inc., a holding company, which owns, among other businesses, National Material L.P., GF Furniture, L.P., and Curatek Pharmaceuticals, L.P. Mr. Tang's business address is 3773 Howard Hughes Parkway
- #350 N, Las Vegas, Nevada 89109

The Tang Foundation for the Research of Traditional Chinese Medicine ("Research Foundation") is a charitable foundation formed for the principal purpose of identifying and analyzing traditional Chinese medicine, and establishing and equipping a medical institute. The Research Foundation's principal office is located at 3773 Howard Hughes Parkway - #350 N, Las Vegas, Nevada 89109. The Research Foundation is run by a board of directors. The name, address and present principal occupation of each of the directors of the Research Foundation are set forth in Appendix A which is attached hereto. Cyrus Tang is a member of the Research Foundation's board of directors as well as the sole life member of the Research Foundation. As the sole life member of the Research Foundation Cyrus Tang has the sole authority, for as long as he shall live, to appoint, dismiss and replace the members of the board of directors in his sole discretion. Cyrus Tang has effective control over the board of directors of the Research Foundation.

The Cyrus Tang Foundation ("Tang Foundation") is a charitable foundation formed for the principal purpose of promoting education in the United States and China. The Tang Foundation has established numerous scholarships in the United States and China and has built over one hundred primary schools in China and continues to build additional schools. The Tang Foundation's principal office is located at 3773 Howard Hughes Parkway - #350 N, Las Vegas, Nevada 89109. The Tang Foundation is run by a board of directors. The name, address and present principal occupation of each of the directors of the Tang Foundation are set forth in Appendix B which is attached hereto. Cyrus Tang is a member of the Tang Foundation's board of directors as well as the sole life member of the Tang Foundation. As the sole life member of the Tang Foundation Cyrus Tang has the sole authority, for as long as he shall live, to appoint, dismiss and replace the members of the board of directors in his sole discretion. Cyrus Tang has effective control over the board of directors of the Tang Foundation.

         (d) During the last five years, neither Cyrus Tang nor, to the best of the Research and Tang Foundations knowledge, any of the directors of either the Research Foundation or the Tang Foundation, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Cyrus Tang nor, to the best of Research and Tang Foundations knowledge, any of the directors of either the Research Foundation or the Tang Foundation, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Cyrus Tang is a citizen of the United States. Each director of the Research Foundation and the Tang Foundation is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 25, 2001, the Trust purchased an aggregate 488,413 shares of the Issuer's Common Stock from Circuit Systems, Inc., an Illinois corporation ("Circuit Systems") pursuant to a stock purchase agreement for a purchase price of Two Hundred Nineteen Thousand Seven Hundred Eighty Five and 85/100 Dollars ($219,785.85) ("Purchase Price"), which equals Forty Five Cents ($.45 per share). The Purchase Price was paid in cash from the holdings of the Trust. Cyrus Tang is the sole trustee and beneficiary of the Trust.

ITEM 4. PURPOSE OF TRANSACTION.

         On April 19, 2001, Tang Industries, Inc., a Nevada corporation ("Tang Industries"), and Circuit Systems entered into a stock purchase agreement ("Purchase Agreement") whereby Tang Industries acquired the right to purchase 488,413 shares of Common Stock of the Issuer (the " Shares") for the Purchase Price. Circuit Systems filed a petition for relief under Chapter 11 of the Bankruptcy Code on September 5, 2000. The sale of the Shares was subject to the approval of the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Bankruptcy Court").

         On April 25, 2001, the same day that the sale of the Shares received the approval of the Bankruptcy Court pursuant to the terms of the Purchase Agreement, Tang Industries assigned all of its right, title and interest in the Purchase Agreement to the Trust. On April 26, 2001, the Trust purchased the Shares. Due to the fact that Circuit Systems was in bankruptcy, the Trust was able to purchase the Shares for less than fair market value. The Trust purchased the shares for investment purposes.

         From the inception of the Issuer as a public company, two of the seven members of the Issuer's board of directors have been and continue to be affiliated with Cyrus Tang. Director Franklin D. Sove is Vice President of Tang Industries, Inc., a company controlled by Cyrus Tang, and Director John P. Chen is Chief Financial Officer of National Material L.P., a company also controlled by Cyrus Tang. Mr. Chen is also Cyrus Tang's son-in-law.

         As of the date of this Schedule, the Reporting Persons have no present intention to: (i) change or influence the control of the Issuer; (ii) to acquire additional securities of the Issuer; (iii) to dispose of securities of the Issuer; (iv) to initiate or effect any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) to undertake an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; or (vi) to otherwise assert control over the Issuer.

         This Schedule 13D is being filed solely with respect to the purchase of the Shares by the Trust. As the Reporting Persons meet the definition of a "group" for purposes of Section 13(d) of the Securities Act of 1933, as amended (the "Securities Act"), this Schedule 13D has been filed by the Reporting Persons. This Schedule 13D is intended to replace and amend Amendment 4 to the
Schedule 13G filed on February 17, 1999 by the Reporting Persons. The Reporting Persons shall hereby cease to file reports on Schedule 13G and shall continue to report on Schedule 13D for so long as they shall be so required under Regulation 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of shares of Common Stock of the Issuer to which this Statement relates is 488,413 shares, representing 16.95% of the 2,881,227 shares of Common Stock outstanding as reported by the Issuer on March 14, 2001 in the Issuer's Quarterly Report on Form 10-Q. Such Shares were purchased by the Trust on April 26, 2001.

         The Research Foundation continues to hold 242,000 shares of Common Stock which represents 8.4% of the 2,881,227 shares of Common Stock outstanding as reported by the Issuer on March 14, 2001 in the Issuer's Quarterly Report on Form 10-Q. Such ownership has been previously reported on Schedule 13G and all such shares were assigned to the Research Foundation by an entity affiliated with Cyrus Tang, which in turn purchased the shares of the Issuer in a private placement prior to the Issuer's initial public offering.

         The Tang Foundation continues to hold 179,413 shares of Common Stock which represents 6.2% of the 2,881,227 shares of Common Stock outstanding as reported by the Issuer on March 14, 2001 in the Issuer's Quarterly Report on Form 10-Q. Such ownership has been previously reported on Schedule 13G and all such shares were assigned to the Tang Foundation by an entity affiliated with Cyrus Tang, which in turn purchased the shares of the Issuer in a private placement prior to the Issuer's initial public offering.

         Cyrus Tang does not hold any shares in his individual capacity.

         In the aggregate, the Reporting Persons hold 909,826 shares of Common stock which represents 31.6% of the 2,881,227 shares of Common Stock outstanding as reported by the Issuer on March 14, 2001 in the Issuer's Quarterly Report on Form 10-Q.

         (b) As described in Item 6 below, as of the date of this filing, Cyrus Tang effectively has the sole power to vote or to direct the vote, as well as the sole power to dispose or to direct the disposition of 909,826 shares of Common Stock of the Issuer.

         (c) Other than the transaction described in Item 5 above, no transactions have been effected by any of the Reporting Persons during the past sixty days.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Cyrus Tang is the sole trustee and beneficiary of the Trust. Pursuant to the terms of the Trust agreement, Cyrus Tang has the sole authority to direct the disposition and voting of the Shares, and may revoke the trust at any time. Further, although the Research Foundation and the Tang Foundation are managed by a board of directors, the members of each foundations board of directors are affiliates of Cyrus Tang and, pursuant to the charters of the Research Foundation and the Tang Foundation, Cyrus Tang, as the sole life member of each foundation, has the ability to terminate and replace the board members of the respective foundations in his sole discretion. Therefore, Cyrus Tang effectively controls the decisions of such boards on all foundation matters, including decisions relating to the shares of Common Stock of the Issuer held by the foundations.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1         Stock Purchase Agreement, dated April 19, 2001, between Circuit Systems, Inc. and Tang
                  Industries, Inc.

Exhibit 2         Assignment, dated April 25, 2001, between Tang Industries, Inc. and the Cyrus Tang Revocable
                  Trust Dated March 7, 1997.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 29th, 2001


CYRUS TANG

Signature:           /s/ Cyrus Tang
                  ---------------------------------


CYRUS TANG REVOCABLE TRUST

Signature:         /s/ Cyrus Tang
                  ---------------------------------

Name/Title:       Cyrus Tang, Sole Trustee


TANG FOUNDATION FOR THE RESEARCH OF TRADITIONAL CHINESE MEDICINE

Signature:         /s/ Vytas P. Ambutas
                  ---------------------------------

Name/Title:       Vytas P. Ambutas, Asst. Secretary


CYRUS TANG FOUNDATION

Signature:        /s/ Vytas P. Ambutas
                  ---------------------------------

Name/Title:       Vytas P. Ambutas, Asst. Secretary


ATTENTION:        INTENTIONAL MISSTATEMENTS OR OMMISSIONS OF FACT CONSTITUTE
                  FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   APPENDIX A

                DIRECTORS OF THE TANG FOUNDATION FOR THE RESEARCH
                        OF TRADITIONAL CHINESE MEDICINE
                -------------------------------------------------

1.  Cyrus Tang      3773 Howard Hughes Parkway - #350 N     Director.
                    Las Vegas, NV 89109                     President of
                                                            Tang Industries,
                                                            Inc.

2.  Michael Tang    3773 Howard Hughes Parkway - #350 N     Director.
                    Las Vegas, NV 89109                     Vice Chairman of
                                                            National
                                                            Material L.P.
                                                            Cyrus Tang's son.

3.  Stella Liang    3773 Howard Hughes Parkway - #350 N     Director.
                    Las Vegas, NV 89109                     Employee of Tang
                                                            Industries, Inc.

                                   APPENDIX B

                     DIRECTORS OF THE CYRUS TANG FOUNDATION
                     --------------------------------------

1.  Cyrus Tang      3773 Howard Hughes Parkway - #350 N     Director.
                    Las Vegas, NV 89109                     President of
                                                            Tang Industries,
                                                            Inc.

2.  Michael Tang    3773 Howard Hughes Parkway - #350 N     Director.
                    Las Vegas, NV 89109                     Vice Chairman of
                                                            National
                                                            Material L.P.
                                                            Cyrus Tang's son.

3.  Stella Liang    3773 Howard Hughes Parkway - #350 N     Director.
                    Las Vegas, NV 89109                     Employee of Tang
                                                            Industries, Inc.